Exhibit 99.1

ISSUER SERVICES CIBC MELLON

April 2, 2013

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

M5H 1J9

RE: CONFIRMATION OF MAILING

The following documents were sent between March 25 and April 2, 2013 to registered Sun Life Financial Inc. common shareholders, not coded lost, by prepaid mail; and to Sun Life Financial Inc. common share account holders who requested to receive Annual Meeting materials and not coded lost, by prepaid mail, or made available by electronic communication:

X	Form of Proxy
X	Notice of Annual Meeting of Common Shareholders and Management Information Circular
X	Annual Report for the Fiscal Year Ended December 31, 2012
X	Request for Delivery of Financial Statements card
X	Proxy Return Envelope

Please note that:

•	We have coded holders lost in cases where on two consecutive occasions, notices or other documents have been returned as undeliverable by the Post Office; and
•	We have not filed this Confirmation of Mailing or the listed documents on SEDAR.

Yours very truly,

(signed)

Vijaya Somasundharem

Associate Manager, Trust Central Services

CIBC MELLON TRUST COMPANY	c/o Canadian Stock Transfer Company Inc. P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4 Tel 416-682-3800 www.canstockta.com
CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks